SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                    FORM 6-K

                           Report of Foreign Issuer


                       Pursuant to Rule 13a-16 or 15d-16
                     of the Securities Exchange Act of 1934




                               For 25 August 2004


                        The Governor and Company of the
                                Bank of Ireland
                                   Head Office
                               Lower Baggot Street
                                    Dublin 2
                                     Ireland


Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

                         Form 20-F..X... Form 40-F.....

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                               Yes ..... No ..X...

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):




            Bank of Ireland Life Reports Strong New Business Growth
                               for Half-Year 2004

Highlights:

* Overall Annual Premium Equivalent growth of 43% against market growth of 14%, delivering total market share increase of approximately 3% to over 24%. (Industry half-year market share figures will not be available until September).

* Regular Premium Business:
   - Regular Premium Pensions up 54% to EUR 70.7 million
   - Regular Savings up 117% to EUR 11.7m

* Single Premium Business:
  - Investments up 46% to EUR 330.9 million
  - Pensions up 23% to EUR 105 million

Commenting on the sales results, Brian Forrester, Managing Director, Bank of Ireland Life said: "We are delighted with the results, having outperformed the market across all major categories. It is a difficult and competitive market at the moment and our new business growth of 43% has been achieved by focusing on delivering value to our customers and the efforts of our staff in providing first class service. We are starting to see growing investor confidence and this has enabled us to boost product sales across all customer channels, resulting in a three percent growth in market share. We are also seeing a 'flight to quality', with consumers and brokers looking for the reassurance and security of a market leader."

Date: 25th of August 2004

For reference contact:

Contact: Mary Brennan Contact:    Claire Devine
Group Corporate Communications    Bank of Ireland Life
Tel. 01 -6043838                  Tel. 01 6172711
Mob. 087 2833646                  Mob. 086 6182045


             Bank of Ireland Life Reports Strong New Business Growth
                               for Half-Year 2004

Bank of Ireland Life (which incorporates New Ireland Assurance), Ireland's leading retail life and pensions provider, today (25th of August 2004), announced results for the half-year to 30 June 2004. Overall, new business sales (Annual Premium Equivalent - APE) have grown by 43% to EUR 139.6m compared to the same period last year. This represents an overall market share growth of approximately 3% to over 24%. (Industry half-year market share figures will not be available until September).

Single Premium Investment Business grew very strongly, up some 46% to EUR 330.9 million, highlighting considerable momentum towards unit-linked products.

There was also excellent growth in regular premium pensions sales, which rose 54% to EUR 70.7 million, and single premium pension sales were up 23% to EUR 105 million. Within this, Bank of Ireland Life has reached its stated target of selling 1 in 4 PRSA policies in the market.

Commenting on the results, Brian Forrester, Managing Director, Bank of Ireland Life said: "We are particularly happy with our success in the pensions market. We have invested heavily in a state of the art information technology system and an excellent online information and administration service that allow us to deliver the level of service which employers are demanding today. This combined with the strong fund performance of Bank of Ireland Asset Management (BIAM) positions us very well in what is a very challenging and competitive market. We are continuing to sell around one in four of all PRSAs - however while the legal obligations around PRSAs have acted as a catalyst to employers to make some form of pension provision, we're finding that many employers are continuing to favour traditional group defined contribution schemes for their employees."

Bank of Ireland Life also enjoyed a strong performance in regular premium savings business with regular savings sales increasing by 117% to EUR 11.7 million, reflecting a strong post-SSIA market recovery.

Forrester continued: "Growing investor confidence, stemming from the recovery in the economy and stronger performance from stock markets, has begun to make unit linked products more attractive. The SSIA scheme took a huge amount of money out of the market, making it a difficult environment for growing regular savings sales, so we are delighted that our Smart Choice regular savings product has done so well.
With the market leading investment capability of Bank of Ireland Asset Management underpinning our pension, investment and savings products, we have an especially strong offering available through all our sales channels. With this combination of strong products, effective distribution channels and a high quality advisory service, backed by the financial strength of Bank of Ireland, I believe we're well positioned to continue to lead and grow in this market."

                                       ENDS


Date: 25th of August 2004

For reference contact:

Contact: Mary Brennan                Contact: Claire Devine
Group Corporate Communications       Bank of Ireland Life

Tel. 01 604 3838                     Tel. 01 617 2711
Mob. 087 2833646                     Mob. 086 6182045




                              Bank of Ireland Life
                                Sales Breakdown

EUR                                         2004          2003          Growth
Regular Premium Business

Pensions                                    70.7          45.8             +54%

Regular Savings (SSIA)                       5.5           2.3            +139%

Regular Savings (non SSIA)                   6.2           3.1            +100%

Protection                                  13.6          15.4            -12%

Total Regular Premiums                      96.0          66.6             +44%

Single Premium Business

Investments                                330.9         226.0             +46%

Pensions                                   105.0          85.0             +23%

Total Single Premiums                      435.9         311.0             +40%

APE (RP +10% SP)                           139.6          97.7             +43%

Total APE excluding (SSIA)                 134.4          95.4             +41%


Combination Equity Bond is a Bank of Ireland Tracker Bond Product sold by the Bancassurance Sales-force

Figures exclude "Investment Only" Business

Regular Premium savings figures exclude the Government portion of SSIA savings

Annual Premium Equivalent (APE) is the industry standard for calculating overall sales and is calculated by totalling regular premium sales and 10% of single premium sales



                                   Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.



The Governor and Company
of the Bank of Ireland




John B. Clifford
Group Secretary



Date: 25 August 2004